CNE GROUP, INC.
                              255 WEST 36TH STREET
                                    SUITE 800
                            NEW YORK, NEW YORK 10012

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                           NO VOTE OR OTHER ACTION OF
                     THE COMPANY'S STOCKHOLDERS IS REQUIRED
                  IN CONNECTION WITH THIS INFORMATION STATEMENT

Introduction

      CNE Group, Inc., a Delaware corporation, is mailing this Statement on or about November 4, 2005 to holders of record on November 3, 2005 of our shares of common stock. We are furnishing this Statement in connection with the change of all of our directors to be effected at a meeting of our board of directors to be held on November 14, 2005, referred to herein as the Effective Date.

Background of the Transaction and Change in Control

      On November 2, 2005, we issued 10,000,000 shares of our Series AAA Preferred Stock to Empire Advisory, LLC in payment for a note in the principal amount of $125,000,000 issued by Arrow Resources Development Ltd., our wholly-owned subsidiary. Arrow issued the note to Empire for a marketing and distribution agreement that Empire induced Arrow Pacific Resources PNG Ltd., referred to herein as PNG, to enter into with Arrow. In connection therewith, Empire has agreed to pay certain of our expenses, including expenses relating to this transaction, aggregating $350,000, of which approximately $70,000 has been paid as of the date hereof and the balance will be paid on the Effective Date. George W. Benoit, our Chief Executive Officer, will be paid $60,000 of this amount on the Effective Date for services that he is rendering to us. Empire was founded and is managed by Peter J. Frugone, who, on the Effective Date, will become our President and Chief Executive Officer as well as one of our directors

      In April 2005 Empire entered into a merchant banking agreement with Arrow Pacific Resources (S) Pte. Ltd., referred to herein as APR, an affiliate of PNG, pursuant to which Empire agreed to assist APR to obtain a potential US public company merger candidate and financing. APR paid Empire $150,000 for these services. In connection therewith, Empire introduced us to APR and, as of the date hereof, Empire has represented to us that it has obtained debt financing for this transaction from certain investors, some of whom will become our directors on the Effective Date, including Mr. Frugone. Empire plans to repay this debt by delivering shares of Series AAA Preferred Stock in satisfaction thereof to the debt holders and transfer the balance to APR. Empire believes that at least approximately 8,500,000 shares of Series AAA

Preferred Stock will be transferred to APR and the balance to the debt holders to be allocated among them on a mutually agreeable basis.

      APR and PNG have represented to us that they and their affiliated companies have initiated the commercial development of timber resources and a eucalyptus plantation operation in Papua, New Guinea. On August 1, 2005, Arrow entered into the marketing and distribution agreement with APR to act as the exclusive worldwide marketer and distributor for all of APR's timber and derivative products. This agreement terminates on July 31, 2103 unless sooner terminated or renewed in accordance with its terms. APR has been granted a license by the government of Papua, New Guinea for the development of plantation operations on more than 100,000 hectares of land and has entered into land leases with the owners of this property. The license terminates in 2098. The marketing agreement provides for Arrow to retain 10% of the gross sales generated by all plantation operations from all resources and all derivative products, such as paper, pulp and chips.

      On May 28, 2005, Arrow entered into five-year Engagement Agreement with Hans Karundeng, the sole owner of APR. Pursuant to this agreement Mr. Karundeng will provide Arrow with business and financial consulting services for which he will be paid $1,000,000 annually. On August 1, 2005, Arrow entered into a five-year Employment Agreement with Rudolph Karundeng, Hans Karundeng's son, pursuant to which Rudolph Karundeng will be employed as our Chairman of the Board and be responsible for executive oversight, strategic planning and direction of field operations. He will be paid $1,000,000 annually for these services and be granted certain stock options.

      On August 1, 2005, Arrow also entered into a five-year Management Agreement with Empire. Pursuant to this agreement Empire will manage Arrow's business and financial affairs and, in connection therewith, provide Arrow with Mr. Frugone's services as President and Chief Executive Officer. Arrow will pay Empire a management fee of $1 million during the first year of the agreement, which will increase annually by 125%, and $600,000 each year for expenses, including rent, incurred by Empire.

      The management, engagement and employment agreements all provide that the payment of fees and/or salaries pursuant thereto will be subject to available cash flow generated by the operation of Arrow's business.

      Each share of preferred stock issued to Empire has the right to cast 62.4 votes on any matter brought before our stockholders for a vote. Based thereon, the shares of preferred stock grant Empire the right to cast 96% of all votes on any matter brought before our stockholders for a vote.

      Our Directors held a Board meeting on October 21, 2005, at which they agreed to cause Arrow to satisfy its $125,000,000 note to Empire by issuing the 10,000,000 shares of voting Series AAA Preferred Stock to Empire on the condition that we receive (i) an independent valuation of Arrow's marketing and distribution agreement with PNG acceptable to us and (ii) Arrow's financial statements, independently audited as of September 30, 2005, that would reflect a stockholders' equity of approximately $124,000,000 after repayment of the $125,000,000 note to Empire without incurring debt to effect that repayment. Our Board believed that, in reliance upon the independent valuation, the effectiveness of APR's license with the government of Papua, New Guinea and the land leases in accordance with their terms, and upon the accuracy of Arrow's audited financial statements and the information provided to us by APR about its business, our issuance of the 10,000,000 shares of voting Series AAA Preferred stock to Empire in payment for Arrow's $125,000,000 note to Empire would be fair to our existing stockholders from a financial and equitable point of view. We have received the independent valuation and the audited Arrow financial statements. Based on the foregoing, our Board effected the issuance of the Series AAA Preferred and all related transactions and the change in control.

      Our Board also approved that, as part of our agreement with Empire, we would change our name to Arrow Resources Development Limited or a similar name, change our jurisdiction of organization from Delaware to Bermuda and amend our Certificate of Incorporation to increase the number of shares we are authorized to issue to 1 billion. The Board also agreed that upon repayment of the Note, we would cancel all of our preferred stock other than the Series AAA Preferred Stock to be issued to Empire, all of our material debt obligations and all of our outstanding warrants and options. In furtherance thereof, we:

      (i) exchanged all of our 1,392,630 shares of Series A Preferred Stock for our common stock at the rate of one share of Preferred Stock for one share of common stock and thereafter retired this Preferred Stock;

      (ii) purchased all of our 4,400 shares of Series B Preferred Stock for an aggregate price of $20,000.00 and thereafter retired this Preferred Stock;

      (iii) exchanged all of our 1,145,000 Series G Preferred Stock at the rate of one share of Preferred Stock for two shares of common stock and thereafter retired this Preferred Stock

      (iv) exchanged all of our outstanding debt, exclusive of accrued but unpaid salaries, directors' and professional fees and expenses, and exclusive of the debt cancelled pursuant to a transaction described below under Related Transactions relating to the sale of one of our subsidiaries, in the aggregate amount of approximately $1,370,000 for an aggregate of 2,837,533 shares of common stock;

      (v) issued 373,277 shares of common stock to independent contractors for services they rendered to us; (vi) except for the warrants and options referred to in the transaction relating to the sale of our subsidiary, exchanged all of our warrants and options for an aggregate of 6,275,772 shares of common stock; and

      (vii) executed mutual general releases with certain of our creditors including, among others, our officers and directors, pursuant to which all of our accrued but unpaid salaries, directors' and professional fees and expenses in the aggregate amount of approximately $1,350,000 were released.

      We issued all of our common stock in the foregoing transactions pursuant to the exemptions from the registration provisions of the securities Act of 1933 provided by Sections 3(a)(9) and 4(2) thereof.

      Each of our directors, including Mr. Benoit, has agreed with APR that he would, from the date hereof through the Effective Date, which is ten days after filing this Statement with the Securities and Exchange Commission, referred to herein as the Filing, and its transmission to our stockholders of record:

      (i) take no material action as a director and/or officer, as the case may be, except in consultation with APR; and

      (ii) upon the expiration of ten days after the Filing, together with our other directors, vote at a meeting of our board to resign seriatim from the board while appointing Rudolph Karundeng, Peter J. Frugone, John E. McConnaughy, Jr. and John W. Allen, the individuals designated by Empire, to serve as our directors.

      Mr. Benoit has also agreed to resign as our Chief Executive Officer on the Effective Date.

      Our board has scheduled a meeting to be held on the Effective Date, at which time Mr. Benoit, Anthony S. Conigliaro, Charles W. Currie, and David W. Dube, who comprise all of our current directors, will effect the actions described in paragraph (ii) above. At that time, Messrs. Karundeng, Frugone, McConnaughy and Allen, as our new board, will (i) elect Mr. Frugone as our President and Chief Executive Officer and Rudolph Karundeng as our Chairman of the Board and Senior Vice President; and (ii) retain Hans Karundeng as our Senior Advisor.

Reason for Information Statement

      Because we are changing a majority of our directors otherwise than at a meeting of our stockholders, we are required, pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated by the Commission thereunder, to provide our stockholders and the Commission with certain information not less than ten days prior to the date on which the change will take place. We are filing this Information Statement with the Commission and sending it to our stockholders in compliance with that Rule.

Information Relating to our Securities

Capital Stock
-------------

      We are authorized to issue 40 million shares of common stock, par value $0.00001 per share, and 25 million shares of preferred stock, par value $0.00001 per share.

Common Stock
------------

      Under our certificate of incorporation, our board is authorized, subject to limitations prescribed by law, without further stockholder approval, from time to time to issue up to an aggregate of 40 million shares of common stock. There are 25,543,260 shares of our common stock currently issued and outstanding. Holders of our common stock are entitled to:

      o     one vote per share;

      o share in all dividends that our board, in its discretion, declares from legally available funds; and

      o receive our assets pro rata in the event of our liquidation, dissolution or winding up, subject to the prior rights of creditors, including holders of our debt securities, and holders of any of our preferred stock.

      Our common stockholders have no cumulative voting rights and no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock. Our certificate of incorporation provides for the election of different classes of directors with the term of each class ending at a different time.

Preferred Stock
---------------

      Our amended certificate of incorporation authorizes our board of directors, without any vote or action by the holders of our common stock, to issue up to 25 million shares of preferred stock from time to time in one or more series. Our board is authorized to determine the number of shares and to fix the

      o     powers,
      o     designations,
      o     preferences, and
      o     relative, participating, optional or other special rights

of any series of preferred stock. Depending on the terms established by our board, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation as well as other matters.

      There are 10 million shares of our preferred stock currently outstanding, all of which is the Series AAA Preferred Stock that has been issued to Empire. Each outstanding share of this stock

      o     entitles the record holder thereof to 62.4 votes on all matters that are to be presented to our stockholders for their consideration,
      o     has a liquidating preference over all of our other equity of $60.00,
      o     has no dividend rights,
      o is automatically convertible into 62.4 shares of our common stock, subject to certain anti dilution provisions, immediately after our stockholders have approved the conversion and increased the number of shares of common stock we are authorized to issue in order to effect the conversion, and
      o obligates the holder thereof to vote to approve the conversion and increase the authorization of common stock.

Principal Stockholders

      The tables below set forth, as of the date hereof, certain information about the shares of our common and Series AAA Preferred stock, which constitute all of our voting securities, owned beneficially; by each of our current and proposed directors and executive officers, by all of our current and proposed directors and executive officers as a group, and by persons known to us to own, beneficially, more than five percent of the outstanding shares of each class of such stock. The information relating to the proposed directors has been provided by APR and Empire and is set forth in reliance thereon.

      A person is deemed to be a beneficial owner of securities that can be acquired by such person within 60 days after the filing of this Information Statement upon the exercise of options and warrants or conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such person, but not held by any other person, and that are exercisable or convertible within 60 days after the filing of this Information Statement have been exercise or converted. Except as otherwise indicated, and subject to applicable community property and similar laws, to our knowledge each of the persons named in the tables has sole voting and investment power with respect to the shares shown as beneficially owned.

      All percentages of beneficial ownership are calculated based the number of shares outstanding as of the date hereof. On this date we have 25,543,260 shares of common stock issued and outstanding and 10,000,000 shares of preferred stock issued and outstanding.

                           SERIES AAA PREFERRED STOCK
                           --------------------------


                 Name of                            Stock           Percent
              and Address of                     Beneficially         of
             Beneficial Owner                       Owned            Class
             ----------------                       -----           -------
Empire Advisory, LLC.
(1)(2)(4)(5)(6)(7)(8)                             10,000,000        100.00
George W. Benoit (3)                                 -0-              -0-
Anthony S. Conigliaro(3)                             -0-              -0-
Charles W. Currie (3)                                -0-              -0-
David W. Dube (3)                                    -0-              -0-
Rudolph Karundeng (1)(4)(5)                          -0-              -0-
Peter J. Frugone (1)(2)(5)                           -0-              -0-
John E. McConnaughy, Jr.(1)(5)                       -0-              -0-
John W. Allen (1)(5)                                 -0-              -0-
All Directors and Executive Officers as a
group (8 persons)(6)                                 -0-              -0-

(1) The address for this person is c/o Empire Advisory, LLC, 152 West 57th Street, 27th Floor, New York, New York 10019.

(2) Empire has represented to us that it has obtained debt financing for this transaction from certain investors, including some of whom who will become our directors on the Effective Date. It plans to repay this debt by issuing shares of Series AAA Preferred Stock in satisfaction thereof to the debt holders and transfer the balance to APR. Empire believes that at least approximately 8,500,000 shares of Series AAA Preferred Stock will be transferred to APR and the balance to the debt holders to be allocated among them on a mutually agreeable basis. Mr. Frugone is Empire's founder and Managing Director.

(3) The address for this person is CNE Group, Inc., 255 West 36th Street, Suite 800, New York, New York 10018.

(4) Hans Karundeng is the sole owner, officer and director of APR. Mr. Karundeng's address is c/o Empire Advisory, LLC, 152 West 57th Street, 27th Floor, New York, New York 10019. Hans Karundeng is the father of Rudolph Karundeng.

(5) The person has loaned funds to Empire that Empire intends to repay by delivering shares of Series AAA Preferred Stock to him.

(6) This group includes all of our current directors, Messrs. Benoit, Conigliaro, Currie and Dube, all of whom will resign on the Effective Date, and Messrs. Rudolph Karundeng, Frugone, McConnaughy and Allen, who will become our directors and/or executive officers on the Effective Date.

                                  COMMON STOCK
                                  ------------

                Name of                      Stock
            and Address of               Beneficially
           Beneficial Owner                  Owned          Percent of Class
           ---------------                   -----
Grace C. Lindblom
1412 West Colonial Drive,
Orlando, FL 32804                          1,970,167              7.71
George W. Benoit (1)                       4,715,333             18.46
Barry W. Blank (2)
P.O. Box 32056, Phoenix,
Arizona 85064                              2,569,795              9.32
Anthony S. Conigliaro                      1,864,538              7.30
Charles W. Currie (3)                        384,419              1.51
David W. Dube                                 76,117                *
Rudolph Karundeng                             -0-                  -0-
Peter J. Frugone                              -0-                  -0-
John E. McConnaughy, Jr.                     560,000              2.19
John W. Allen                                 -0-                  -0-
All Directors and Executive
Officers as a group (8
persons)                                   7,600,407             29.98

------------------------------------

* Owns less than one (1%) percent.

(1) Ownership and percentage numbers include 90,700 shares of common stock held in Mr. Benoit's 401K Plan and 2,656,326 shares owned by Maureen Benoit, Mr. Benoit's wife. Mr. Benoit disclaims beneficial ownership of the shares owned by his wife.

(2) Ownership and percentage numbers include 2,035,695 shares of common stock that Mr. Blank can acquire by exercising warrants.

(3) Ownership and percentage numbers include (a) 200 shares of common stock owned by Mr. Currie's wife, and (b) 9,900 shares of common stock held in Mr. Currie's Individual Retirement Account.

Change in Control

      We have changed the control of the Company by issuing 10,000,000 shares of preferred stock to Empire in exchange for repaying Arrow's $125,000,000 note to Empire. These shares represent 96% of the voting rights of our stockholders.

Legal Proceedings

      We are a party to various vendor related litigations. We have accrued a liability of approximately $100,000 and, accordingly, this liability has been reflected in accounts payable and accrued expenses within our consolidated financial statements at December 31, 2004.

      Neither any of our current directors, officers or affiliates, nor any of our proposed directors, officers or affiliates, nor any owner of record or, to our knowledge, beneficially of more than five percent of our common stock, nor any associate of any of the foregoing, is a party in any legal proceedings adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

Directors and Executive Officers

      Set forth below are our current directors and executive officers and those who will replace them, their respective names and ages, positions with us, principal occupations and business experience during at least the past five years. The information relating to the proposed directors has been provided by APR and Empire and is set forth in reliance thereon.

   Name                               Age       Position
   ----                               ---       --------

   George W. Benoit (1)               69        Chairman of the Board and Chief
                                                Executive Officer
   Anthony S. Conigliaro (1)          55        Director
   David W. Dube (1)                  49        Director
   Charles W. Currie (1)              62        Director
   Peter J. Frugone (2) (3)           56        President and Chief

                                                Executive Officer
   Rudolph Karundeng (2) (3)          26        Chairman of the Board and Senior
                                                Vice President
   John E. McConnaughy, Jr. (2)       75        Director
   John W. Allen (2)                  66        Director
   Hans Karundeng (3)                 56        Senior Advisor
---------------------------

(1) These directors plan to resign at a board meeting scheduled to be held on November 14, 2005.

(2) Messrs. Frugone, Rudolph Karundeng, McConnaughy and Allen are designees of Empire. They will replace Messrs. Benoit, Conigliaro, Dube and Currie as directors at the board meeting scheduled to be held on November 14, 2005. The new directors will serve until our next annual meeting and until their successors have been elected and qualified.

(3) Upon their election, the new directors will appoint Mr. Frugone as our President and Chief Executive Officer, Rudolph Karundeng as the Chairman of our board and our Senior Vice President and Hans Karundeng as our Senior Advisor. The new officers will serve at the discretion of our board of directors.

      GEORGE W. BENOIT has been our Chief Executive Officer and one of our directors since 1971 and our Chairman of the Board since 1972.

      ANTHONY S. CONIGLIARO was our Vice President and Chief Financial Officer from March 1999 through August 31, 2005, when he resigned. He became a Director in June 2004.

      DAVID W. DUBE has been one of our directors since June 1996. Mr. Dube is President of Peak Capital Corporation, a corporate finance and management advisory firm, and Peak Securities Corporation, a registered broker-dealer. Mr. Dube was Senior Vice President and Chief Financial Officer of FAB Capital Corp., a merchant banking and securities investment firm, and served in various other capacities with this company from 1997 through October 1999. From 1996 to 1997 he was President and Chief Executive Officer of Optimax Industries, Inc., a company that engaged in the horticultural, decorative giftware and truck parts accessories industries. Mr. Dube serves on the Board of Directors of publicly-traded GlycoGenesys, Inc. and New World Wine Group, Ltd.

      CHARLES W. CURRIE has been one of our directors since 1986. Mr. Currie is, and has been since October 2002, a partner in First American Fund Services, Inc., a company that provides marketing services to investment managers. Mr. Currie was a partner in Asset Management Services LLC from August 1996 through September 2002.

      PETER J. FRUGONE founded Empire Advisory, LLC, formerly known as Electra Capital Corporation, in 1991 and has served as its Managing Director since then. Empire is a consulting and investment banking firm specializing in transactions generally ranging between $1 million and $10 million. Mr. Frugone intends to devote approximately 75% of his time to our business.

      RUDOLPH KARUNDENG has been working with his father, Hans Karundeng, since 2000.

      JOHN E. MCCONNAUGHY, JR. is Chairman and Chief Executive Officer of JEMC Corporation, a personal holding company that he founded in 1985. His career includes positions of management with Westinghouse Electric and the Singer Company, as well as service as a director of numerous public and private companies. In addition, he previously served as Chairman and CEO of Peabody International Corp. and Chairman and CEO of GEO International Corp. He retired from Peabody in February 1986 and GEO in October 1992. Mr. McConnaughy served on the board of Fortune Natural Resources Corporation from 2000 through January 20, 2004. On June 1, 2004, Fortune filed for protection under Chapter 11 of the Federal Bankruptcy law in the United States Bankruptcy Court for the Eastern District of Louisiana, Case No. 04-14112. The case is still pending. Mr. McConnaughy currently serves on the boards of five public companies; Wave Systems, Inc., Varsity Brands, Inc., Consumer Portfolio Services, Inc., and Levcor International, Inc. He also serves as acting Chairman of the Board of Trustees and Executive Committee of the Strang Cancer Prevention Center and is Chairman Emeritus of the Harlem School of the Arts. Mr. McConnaughy holds a B.A. of Economics from Denison University and an M.B.A. in Marketing and Finance from Harvard's Graduate School of Business Administration.

      JOHN W. ALLEN is Chairman and Chief Executive Officer of Spring Investment Corporation, a family owned investment firm based in New York City that he founded in 1989. He is also, and has been since January 2003, Chairman and Chief Executive Officer of Greater China Corporation, a U.S. public company with operations in Hong Kong and China seeking business investment opportunities in China. In 1999 he co-founded Turtlesnap Ventures, Inc., a company that identifies promising technology opportunities through its "Global Trends in Technology" Symposia. Mr. Allen continues to serve as its Chairman and Chief Financial Officer.

      Mr. Allen serves as a Director, Advisor or Trustee of the following non-profit organizations: AIESEC Yale, formerly Chairman of the Board of AIESEC, U.S., the Maryland Information Technology Center, George Soros' International Science Foundation, previously, Trustee of the Soros Open Society Institute, and the Chinese Cultural Foundation. He holds a B.A. from Yale University and an M.B.A. from Harvard Business School.

      HANS KARUNDENG has, since 2000, engaged in the business of foreign exchange speculation under his own name, primarily in London, England. Since 2002 he has also been engaged in developing forestry projects and, in 2004, began the process of obtaining licenses for mining operations in Indonesia.

      There are no family relationships among our current or prospective directors or executive officers except that Rudolph Karundeng is the son of Hans Karundeng, APR's sole stockholder and director.

Executive Compensation.

(a) Executive Officer Compensation

      The following table sets forth all compensation awarded to, earned by or paid to, our Chief Executive Officer and our most highly compensated executive officers. In 2004, annual salaries of such individuals did not exceed $100,000. The table reflects annual compensation for all services rendered in all capacities to us by individuals earning $100,000 or more during 2004, 2003 and 2002.


                              Summary Compensation Table
                              --------------------------

           Name and Principal                                         All Other
                Position              Year     Salary     Bonus     Compensation
                --------              ----     ------     -----     ------------

      George W. Benoit, President,    2004
      Chief Executive Officer and     2003
      Chairman                        2002



      Anthony S. Conigliaro,          2004
      former Vice President and       2003
      Chief Financial Officer         2002


      Executive compensation can vary widely from year to year. We may pay discretionary bonuses to our salaried employees. The Compensation Committee of our Board of Directors determines the bonuses. There were no bonuses paid in 2004.

      We had three-year employment agreements with Messrs. Benoit and Conigliaro and one of our former subsidiaries had a three-year employment agreement with Thomas L. Sullivan, the president of that subsidiary, all commencing April 2003. Our agreements with Messrs. Benoit and Conigliaro have been terminated. These agreements provided for annual salaries as follows:

                Executive Officers                     Annual Salary
                ------------------                     -------------

         George W. Benoit                               $ 150,000

         Anthony S. Conigliaro                          $ 110,000

         Thomas L. Sullivan                             $ 100,000

      We paid Mr. Benoit no salary and paid Mr. Conigliaro $45,846 during 2004. Any accrued unpaid salaries have been forgiven pursuant to agreements described below under Related Transactions.

      In 2004 we had employment agreements with three former executive officers. These agreements were terminated in September 2004. The compensation we paid to each of these individuals pursuant to these agreements did not exceed $100,000 during 2004.

      See Background of the Transaction and Change in Control above for information relating to Arrow's Management Agreement with Empire, Engagement Agreement with Hans Karundeng and Employment Agreement with Rudolph Karundeng pursuant to which, among other things, Arrow will pay fees to Empire and Hans Karundeng and salary to Rudolph Karundeng.

(b) Compensation Pursuant to Plans

      401(k) Cash or Deferred Compensation Plan. CareerEngine Network, Inc., one
      -----------------------------------------
of our subsidiaries, maintains a tax-qualified 401(k) cash or deferred compensation plan that covers all employees who have completed three months of service and attained age 21. Participants are permitted, within the limitations imposed by the Internal Revenue Code, to make pre-tax contributions to the plan pursuant to salary reduction agreements. CareerEngine may, in its discretion on an annual basis, make additional contributions. The contributions of the participants and those of CareerEngine are held in separate accounts. Participants are always fully vested in both accounts.

      1990 Incentive Compensation Plan. This Plan was terminated on June 3,
      --------------------------------
1999. On March 14, 2003 the recipients of all outstanding awards under the Plan waived their rights to such awards.

      1999 Stock Option Plan. This Plan was terminated on April 23, 2003. On
      ----------------------
March 14, 2003 the recipients of all outstanding awards under the Plan waived their rights to such awards.

      2003 Stock Incentive Plan.
      -------------------------

      Our Stockholders approved the 2003 Stock Incentive Plan, which provides, among other matters, for incentive and non-qualified stock options to purchase 10,000,000 shares of our common stock. The purpose of the 2003 Plan is to provide incentives to officers, key employees, directors, independent contractors and agents whose performance will contribute to our long-term success and growth, to strengthen our ability to attract and retain officers, key employees, directors, independent contractors and agents of high competence, to increase the identity of interests of such people with those of our stockholders and to help build loyalty to the Company through recognition and the opportunity for stock ownership. The Incentive Compensation Committee of the Board administers the 2003 Plan.

      The 2003 Plan permits the granting of both incentive stock options and non-qualified stock options. Generally, the option price of both incentive stock options and non-qualified stock options must be at least equal to 100% of the fair market value of the shares on the date of grant. The maximum term of each option is ten years. For any participant who owns shares possessing more than 10% of the voting rights of the outstanding shares of our common stock, the exercise price of any incentive stock option must be at least equal to 110% of the fair market value of the shares subject to such option on the date of grant and the term of the option may not be longer than five years. Options become exercisable at such time or times as the Board may determine at the time it grants options.

      Under the 2003 Plan, incentive stock options may be granted only to officers and employees and non-qualified stock options may be granted to officers, employees as well as directors, independent contractors and agents.

      The 2003 Plan may be amended, terminated or modified by the Board at any time, except that the Board may not, without approval by a vote of our stockholders (i) increase the maximum number of shares for which options may be granted under the 2003 Plan, (ii) change the persons eligible to participate in the 2003 Plan, or (iii) materially increase the benefits accruing to participants under the 2003 Plan. No such termination, modification or amendment may affect the rights of an optionee under an outstanding option or the grantee of an award.

      The following table sets forth certain information relating to incentive stock options, each to purchase one share of our common stock, that have been granted by our Incentive Compensation Committee:

                                                                Weighted average
                                                                    per share
Date of Grant          Recipients          Number of Options     exercise price
-------------          ----------          -----------------    ----------------
April 30, 2003         five officers           1,800,00               $1.32
April 30, 2003         one employee             187,500               $1.32
November 4, 2003       three officers           950,000               $1.09
January 1, 2004        one officer and
                       18 employees             601,000               $0.50
September 12, 2004     one officer              500,000               $0.28
December 1, 2004       15 employees             110,000               $0.40

      The following table sets forth certain information relating to non-qualified stock options, each to purchase one share of our common stock, that have been granted by our Board of Directors to certain of our independent contractors and outside directors:

                       Date of Grant             Number of Options
                       -------------             -----------------
                       April 30, 2003                 435,000
                       November 4, 2003               220,000
                       November 21, 2003              100,000
                       January 21, 2004               295,500
                       September 12, 2004             900,000

      All recipients of all outstanding awards under the 2003 Plan have waived their rights to these awards pursuant to agreements described below under Related Transactions. No options granted under this Plan have ever been exercised.

      On June 10, 2004, as amended pursuant to an agreement dated as of September 28, 2004, we entered into an Option Cancellation Agreement with Thomas
L. Sullivan, an officer of one of our former subsidiaries, and Gary L. Eichsteadt, an employee of that subsidiary who is also one of our former directors, relating to 420,000 incentive stock options issued on January 21, 2004 pursuant to which they relinquished all right and title to their awards in consideration for 104 equal weekly cash payments aggregating $50,000. These payment obligations were cancelled when we sold this subsidiary to them in a transaction described below under Related Transactions.

      On January 10, 2005, as part of the settlement of a litigation with us, three of our former officers and directors agreed to exchange all of their incentive stock options, as well as all of their Class AA and Class C Preferred Stock for 850,000 shares of our common stock, which we issued to them May 10, 2005. We issued these shares pursuant to the exemptions from the registration provisions of the Securities Act of 1933 provided by Sections 3(a)(9) and 4(2) thereof. We have retired the preferred stock and cancelled the options.


(c) Director Compensation

      Until October 1, 2003, we did not pay directors who were also our employees any fees for serving as directors, but reimbursed them for their out-of-pocket expenses in connection with such duties. Effective October 1, 2003, we agreed to pay directors who are not also our employees a monthly retainer of $1,000, plus expenses incurred for attending meetings of the Board, Annual Stockholders Meetings, and for each meeting of a committee of the Board not held in conjunction with a Board meeting. In addition, effective October 1, 2003, any director who is also a member of the Executive Committee was to be paid an additional monthly retainer of $1,000. We accrued director compensation in the aggregate amount of $58,000 in 2004. All of this accrued compensation was cancelled pursuant to agreements described below under Related Transactions.

Meetings of the Board and its Committees

      During 2004, the Board had 15 meetings and each director attended at least 75% of the aggregate of the total number of Board meetings and meetings of all committees of the Board on which he served.

      Our By-Laws provide for an Executive Committee consisting of the Chairman of the Board and not less than two other directors to exercise the powers of the board during the intervals between meetings of the board. During the period January 1 through June 17, 2004, the Executive Committee consisted of Messrs. Benoit and Dube, and Michael J. Gutowski and Larry M. Reid, former directors, and it had ten meetings. For the period June 18, 2004 through September 11, 2004, the Executive Committee consisted of

Messrs. Benoit, Dube, Gutowski and Reid, and Joseph G. Anastasi, a former director, and it had four meetings. For the period September 12, 2004 through January 14, 2005 the Executive Committee consisted of Messrs. Benoit, Anastasi, Conigliaro, Currie and Dube and it had four meetings. On August 31, 2005, Mr. Conigliario resigned from this committee and October 21, 2005, Mr. Anastasi resigned from this committee when he resigned from our Board. On January 15, 2005, Mr. Eichsteadt joined the Executive Committee and he resigned on November 3, 2005. On the Effective Date Messrs. Benoit, Currie and Dube will resign from this Committee and be replaced by Messrs. McConnaughy and Allen.

      The Board also has an Audit Committee that consists of our outside directors. This committee discusses audit and financial reporting matters with both our management and our independent public accountants. To ensure independence, our independent public accountants may meet with the Audit Committee with or without the presence of management representatives. During the period January 1 through December 31, 2004, the Audit Committee consisted of Messrs. Anastasi, Currie and Dube and had seven meetings. Mr. Anastasi resigned from this committee on October 21, 2005. Each of these committee members is an Independent Director as the American Stock Exchange defines that term, where our stock was listed for trading during 2004. Our stock was suspended from trading on August 25, 2005 and delisted on September 26, 2005. It now trades on the over the counter Bulletin Board. In addition, Mr. Dube is a financial expert as defined in the Commission's rules. We believe that each current Audit Committee member is independent of management and free of any relationship that would interfere with his exercise of independent judgment as a member of this committee. On the Effective Date Messrs. Currie and Dube will resign from this Committee and be replaced by Messrs. McConnaughy and Allen.

      The principal function of the Audit Committee is to serve as an independent and objective party to assist the Board of Directors in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, and the independence and performance of our auditors.

      The Board also has a Compensation Committee for the purpose of reviewing the compensation of our officers and employees and making recommendations to the board with respect thereto. During 2004 this Committee consisted of Messrs. Benoit, Gutowski, Reid and Dube and had no meetings. Messrs. Gutowski and Reid were removed from this Committee on September 11, 2004. On the Effective Date Messrs. Benoit and Dube will resign from this Committee and be replaced by Messrs. McConnaughy and Allen.

      The Board also has a Nominating Committee to propose nominees for election to the Board. During 2004 this Committee, which consisted of Messrs. Benoit, Gutowski, Reid and Dube, had no meetings. Messrs. Gutowski and Reid were removed from the Committee on September 11, 2004. On the Effective Date Messrs. Benoit and Dube will resign from this Committee and be replaced by Messrs. McConnaughy and Allen. The Nominating Committee will consider suggestions for potential nominees submitted by stockholders if mailed to the Chairman of the Board.

      The Board also has an Incentive Compensation Committee for the purpose of administering and making incentive compensation awards under our Incentive Compensation Plans. During 2004 this Committee, which consisted of Messrs. Dube, Anastasi and Currie, had two meetings. Mr. Anastasi resigned from this committee on October 21, 2005. On the Effective Date Messrs. Currie and Dube will resign from this Committee and be replaced by Messrs. McConnaughy and Allen.

Related Transactions

      See Background of the Transaction and Change in Control above for information relating to Arrow's Engagement Agreement with Hans Karundeng, Employment Agreement with Rudolph Karundeng, Marketing Agreement with PNG and Management Agreement with Empire. See Background of the Transaction and Change in Control and the table under Series AAA Preferred Stock above for information relating to Empire transferring Series AAA Preferred Stock to APR and to the directors proposed by Empire to satisfy loans made by them to Empire. The information in this Information Statement relating to agreements among Empire, APR, PNG and their affiliates has been provided by Empire and APR and is set forth herein in reliance thereon. In addition, see Background of the Transaction and Change in Control above for information relating to a payment to be made on the Effective Date to our Chief Executive Officer.

      Subsequent to satisfying Arrow's note to Empire by issuing Empire the 10,000,000 shares of Series AAA Preferred Stock, on November 3, 2005, we entered into an agreement with Messrs. Eichsteadt and Sullivan and David B. Batzer pursuant to which we sold SRC Technologies, Inc. our wholly-owned subsidiary, and SRC-ECI, Inc., SRC's wholly-owned subsidiary, and a patent associated with these businesses, to Messrs. Eichsteadt and Sullivan in consideration for the cancellation of debt in the aggregate amount of $50,000 we owed to Messrs. Eichsteadt and Sullivan, the cancellation of debt in the aggregate amount of approximately $150,000 SRC owed to Mr. Eichstead, the cancellation of debt in the aggregate amount of approximately $300,000 SRC owed to Mr. Batzer, and the return to us by Messrs. Eichsteadt and Sullivan of an aggregate of 1,000,000 shares of our Series AA Preferred Stock and 4,867,938 shares of our Series C Preferred Stock and the return by Messrs. Eichsteadt, Sullivan and Batcher of options and warrants to purchase an aggregate of 486,000 shares of our common stock. We have since retired and/or canceled all of the securities returned to us pursuant to this agreement. As part of this transaction Mr. Eichsteadt resigned as a director. All inter company debt was eliminated prior to closing.

      We have obtained releases from Messrs. Benoit, Conigliaro, Currie and Dube, our current directors, and Joseph G. Anastasi, a former director, pursuant to which, for nominal consideration, they have each released us from our obligation to pay him any accrued but unpaid compensation, directors fees and/or advances, as the case may be, that we may owe him. We have also released them from all actions we may have against them except for those prohibited by applicable law. The following table sets for the amounts that they have released:

Name                                                 Amount Released
----                                                 ---------------
Joseph G. Anastasi                                      $   30,000
George W. Benoit                                        $1,307,050
Anthony S. Conigliaro                                   $  223,333
Charles W. Currie                                       $   28,000
David W. Dube                                           $   35,000

      We have also entered into agreements with Messrs. Anastasi, Benoit, Conigliaro, Currie and Dube, members of Mr. Benoit's family, and Grace C. Lindblom and Frank Ciolli, each a beneficial owner of more than 10% of our outstanding common stock at the time of the agreements, pursuant to which we issued them our common stock in exchange for debt owed by us, Series G Preferred Stock and/or options or warrants, each to purchase one share of our common stock at various prices. We were paid $1.00 per share for the Series G Preferred Stock. The following table sets forth certain information relating to these transactions:


Name                                      Consideration Exchanged               Number of Shares Issued
---------                                 -----------------------               -----------------------
Joseph G. Anastasi                   25,000 options and $26,667 debt                     116,894
George W. Benoit (1)(2)(4)                    600,000  options                           479,887
Maureen Benoit (1)                   3,007,903 options and $515,000 debt               2,656,326
George W. Benoit, Jr. (2)            49,600 shares of preferred stock                    496,000
Kevin J. Benoit (2)(3)               59,400 shares of preferred stock,
                                     514,277 options and $56,667 debt                    712,750
Frank Ciolli (3)                     1,542,833 options and $181,625 debt                 377,324
Anthony S. Conigliaro                   1,314,277 warrants and
                                        options and $56,667 debt                       1,857,538
Charles W. Currie                    25,000 options and $26,667 debt                     112,639
David W. Dube                                 100,000 options                             72,117
Grace C. Linblom (3)                 2,081,550 options and $250,000 debt                 545,167
Anne B. Mullen (2)                   22,913 shares of preferred stock                    228,930
Michael Mullen (4)                   8,000 shares of preferred stock                      80,000
Nancy C. Zucco (2)                   43,003 shares of preferred stock                    430,230

---------------------------------

(1)   Maureen Benoit is George W. Benoit's wife.
(2)   This person is an adult child of George W. Benoit.
(3) This person was a holder of 10% or more of our common stock at the time of the agreement.
(4)   Mr. Mullen is George W. Benoit's son-in-law.

      We issued all of our common stock in the transactions referred to in the foregoing table pursuant to the exemptions from the registration provisions of the securities Act of 1933 provided by Sections 3(a)(9) and 4(2) thereof.

Indebtedness of Management

      With respect to any indebtedness to us incurred since January 1, 2004, there has been no transaction in which we have loaned money in an amount exceeding $60,000 to any of the following: (a) any of our directors, executive officers or nominees for election as director, (b) any family member of any of the foregoing, (c) any corporation or other organization of which any of our directors, executive officers or nominees for election as director is an executive officer or partner or, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities, or (d) any trust or other estate in which any of our directors, executive officers or nominees for election as director has a substantial interest.

Resignations, from our Board of Directors

      None of our directors has resigned or declined to stand for re-election to our board of directors since the date of the last annual meeting of our security holders for any reason whatsoever except for Carol L. Gutowski, who resigned on June 28, 2004, Michael J. Gutowski and Larry M. Reid, who resigned on January 11, 2005, Joseph G. Anastasi, who resigned on October 21, 2005 and Gary L. Eichsteadt, who resigned on November 3, 2005.

Dated: November 4, 2005                   CNE GROUP, INC.



                                          By:      /s/ George W. Benoit
                                             -------------------------------
                                                   George W. Benoit
                                                   Chief Executive Officer